Cendant Mortgage

3000 Leadenhall Road

Mount Laurel, NJ 08054

CENDANT

Mortgage

As of and for the year ended December 31, 2003, Cendant Mortgage Corporation (the Company) has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers. As of and for this same period, the Company had in effect a fidelity bond and errors and omissions policy in the amount of $120 million and $20 million, respectively.

Cendant Mortgage Corporation

Terence W. Edwards

Terence W. Edwards

President and Chief Executive Officer

Mark Danahy

Mark Danahy

Senior Vice President & Chief Financial Officer

Martin L. Foster

Martin L. Foster

Senior Vice President- Loan Servicing